FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

STANDARD & POOR’S UPGRADED ENERSIS
AND IT’S MAIN GENERATION SUBSIDIARY ENDESA CHILE TO BBB FROM BBB-

(Santiago, Chile, July 3rd, 2007) ENERSIS S.A. (NYSE: ENI) announced today that Standard & Poor’s upgraded its rating and also the rating of its 60% owned subsidiary, Endesa Chile, to BBB from BBB-, both with “Stable Outlook”. With this rating action, both companies raised its rating risk category based upon their improved financial profile.

The upgrade of Standard & Poor’s was mainly attributed to the positive performance of Enersis’s Chilean operations, as well as the adequate debt service coverage. Another positive consideration corresponds to the high liquidity which provides a greater financial flexibility.

This greater flexibility is additionally backed by a US$ 400 million set of revolving credit facilities that includes two 3-year US$ 200 million credit facilities for Enersis and Endesa Chile respectively, allowing both companies a substantive committed financing line reserved mainly for potential financial stress situations.

The new rating on Enersis reflects its satisfactory business risk profile, resulting of the strong creditworthiness of its Chilean investments, as well as its solid commercial and operating position in the countries where it operates (Argentina, Brazil, Chile, Colombia, and Peru).

In addition, the rating reflects Enersis' improved financial risk profile, measured by its moderate leverage (debt to total capital at 39.2% as of March 31, 2007, and debt to EBITDA of 2.4x in the 12 months ended on that date), adequate debt service coverage ratios, and manageable interest rate and foreign exchange risks. On the other hand, the stable outlook reflects the improved projections of Standard & Poor’s over Enersis and Endesa Chile’s situation based on a recovered economic scenario across the region.

These ratings were placed on Stable Outlook, considering the stable scenario in the region, with growing electricity tariffs, better economic conditions, a strong increase of electricity demand and a lower degree of regulatory uncertainty.

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Carmen Poblete	Ignacio Gonzalez	Denisse Labarca	Doris Saba
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpt@e.enersis.cl	ijgr@e.enersis.cl	dla@e.enersis.cl	dsb@e.enersis.cl
56 (2) 353 4447	56 (2) 353 4552	56 (2) 353 4492	56 (2) 353 4555

Maria Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: July 10, 2007